UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (Issuer))

5  1/2% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

018772AQ6

(CUSIP Number of Class of Securities)

Robert A. Sheets

Executive Vice President – Chief Financial Officer and

Chief Administrative Officer

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$119,047,361	$16,238.06

(1)

Calculated solely for purposes of determining the amount of the filing fee. The calculation of the transaction value assumes that all $115,000,000 aggregate principal amount of Alliance One International, Inc.’s 5  1/2% Convertible Senior Subordinated Notes due 2014 are purchased at the tender offer price of $1,030 per $1,000 principal amount of such notes, plus accrued and unpaid interest on the notes to, but not including, the assumed payment date of August 19, 2013.

(2)	Previously paid. The amount of the filing fee equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,238.06	Filing Party: Alliance One International, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Alliance One International, Inc., a Virginia corporation (“Alliance One”), on July 17, 2013, as amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on July 26, 2013 (as so amended and supplemented, the “Original Schedule TO”), relating to Alliance One’s offer to purchase any and all of Alliance One’s $115,000,000 aggregate principal amount of outstanding 5  1/2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2013 (as amended and supplemented, by Amendment No 1, the “Original Offer to Purchase”), and the related Letter of Transmittal (“Letter of Transmittal”), copies of which are filed as Exhibits to the Original Schedule TO. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Original Offer to Purchase or the Original Schedule TO.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Original Offer to Purchase and the related Letter of Transmittal. You should read this Amendment No. 2 together with the Original Schedule TO, as amended hereby, the Original Offer to Purchase, as amended hereby, and the Letter of Transmittal.

Items 1 through 11.

The information set forth in the Offer to Purchase is hereby amended and supplemented as follows:

“On July 26, 2013, the Company issued a press release announcing its intention to amend the Offer to provide for a cash tender offer for up to $30 million in aggregate principal amount of the Convertible Notes. Any such amended offer will be made pursuant to an amended offer to purchase and letter of transmittal to be filed as exhibits to an amendment to the Original Schedule TO and to be disseminated to Holders.”

Items 4(a), 6, 7 and 9(a).

The information set forth in the Offer to Purchase is hereby amended and supplemented as follows:

1.	The section entitled “The Offer — Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph thereof and inserting in lieu thereof the following:

We expect that Alliance One will need approximately $119.0 million to purchase the Convertible Notes pursuant to the Offer (excluding fees and expenses related to the Offer), assuming that (i) all outstanding Convertible Notes are validly tendered (and not validly withdrawn) and accepted for payment and (ii) the Payment Date will be August 19, 2013. On July 17, 2013, Alliance One announced its intention to offer, subject to market and other conditions, $790 million in aggregate principal amount of its senior secured second lien notes due 2021 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to persons in offshore transactions in reliance on Regulation S under the Securities Act and its intention to use a portion of the net proceeds of the offering to fund the redemption of the Senior Notes in the Redemption and the purchase of any and all of the Convertible Notes in the Offer. On July 26, 2013, Alliance One announced that it had priced an offering of $735 million of 9.875% senior secured second lien notes due 2021 at a price of 98.000% of face value (which constitutes the Debt Financing). This debt financing remains subject to conditions, including the consummation of the Credit Facility Amendment. The Offer is conditioned upon the consummation by Alliance One of the Debt Financing, on terms satisfactory to Alliance One, as described under “Conditions to the Offer – Financing Condition.” There are no alternative financing arrangements or plans in the event that the Financing Condition is not met. Subject to Rule 14e-1(c) under the Exchange Act, if the Financing Condition is not satisfied, we will not be required to accept for purchase, or pay for, any Convertible Notes in the Offer.

2.	The Section entitled “Dealer Manager; Information Agent and Tender Agent” of the Offer to Purchase is hereby amended and supplemented by deleting the third sentence of the second paragraph thereof and inserting in lieu thereof the following:

The Dealer Manager is also participating as an initial purchaser in the Debt Financing.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Press Release, dated July 26, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated July 26, 2013 of Alliance One (SEC File No. 1-13684)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

By:	/s/ Robert A. Sheets
	Name:	Robert A. Sheets
	Title:	Executive Vice President – Chief Financial Officer and Chief Administrative Officer

Dated: July 26, 2013

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